Via Facsimile and U.S. Mail
Mail Stop 6010
								November 23, 2005

Mr. George G. Usher
President and Chief Executive Officer
Polydex Pharmaceuticals Limited
421 Comstock Road
Toronto, Ontario  M1L 2H5
Canada

Re:	Polydex Pharmaceuticals Limited
	Form 10-K for Fiscal Year Ended January 31, 2005
	Forms 10-Q for Fiscal Quarters Ended
April 30, 2005 and July 31, 2005
      File No. 1-08366

Dear Mr. Usher:

      We have reviewed your filings and have the following comments.
We have limited our review of your filings to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with more information so we may better understand your disclosure.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended January 31, 2005

Financial Statements

Consolidated Statements of Operations

1. It appears from your disclosure that depreciation and amortization related to products sold is not classified in cost of goods sold. If true, please revise your disclosure to reclassify the appropriate amounts to cost of goods sold. Alternatively, expand the cost of goods sold caption to include parenthetical disclosure indicating that depreciation and amortization related to products sold is excluded and disclose such excluded amounts. Please refer to SAB Topic 11:B. In addition, please revise your gross profit analysis in
MD&A to disclose the gross profit amounts including depreciation and amortization. Please revise your fiscal 2006 Forms 10-Q, accordingly.

2. Please refer to your disclosures in Note 12a. Please explain to us why the sale of the finished product veterinary pharmaceutical business, including your interest in the joint venture is classified as continuing operations. Please address paragraphs 41 and 42 of SFAS
144.

3. Please tell us what is netted against your interest expense on your statements of operations as interest expense should be presented on a gross basis. Please see Rule 5-03(b)(8) of Regulation S-X.
4. Please revise your statements of operations to remove the line item "Income (loss) before the following" as this sub-total is a non-
GAAP measure. In addition, please reclassify the legal fees, litigation, and other costs associated with the interest you sold in the joint venture and the allowance on the amount due from Sparhawk, included in other income (expense), to the appropriate categories within expenses.

Consolidated Statements of Cash Flows

5. Please revise your statements to ensure that the ending cash and cash equivalents balances agree to the reported amounts of cash and cash equivalents on your balance sheets as required by paragraph 7 of
SFAS 95.

Notes to Consolidated Financial Statements

Note 12a. Sparhawk Laboratories, Inc., page 15

6. Please clarify for us why you disclose a deferral of $350,000 of gain on the sale of your joint venture interest rather than a full valuation allowance against your $350,000 promissory note from Sparhawk. Please tell us where the deferred gain and promissory note are presented on your consolidated balance sheet and how you account for the interest on this note. If the deferral of the gain is a valuation allowance, please revise your fiscal 2005 Form 10-K to provide Schedule II - Valuation and Qualifying Accounts as required
Rule 5-04 of Regulation S-X.

      As appropriate, please amend your Form 10-K for the year
ended
January 31, 2005 and Forms 10-Q for the quarters ended April 30,
2005
and July 31, 2005 and respond to these comments within 10 business days or tell us when you will respond. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions, please contact Mark Brunhofer, Staff
Accountant, at (202) 551-3638 or Donald Abbott, Senior Staff
Accountant, at (202) 551-3608. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,



Jim B. Rosenberg
Senior Assistant Chief Accountant
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Mr. George G. Usher
Polydex Pharmaceuticals Limited
November 23, 2005
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